Gilead Sciences, Inc. (GILD)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Gilead Sciences shareholder since 2010

Please consider voting against Mr. Anthony Welters, Chair of the Governance Committee, due to an electioneering phrase on the Gilead Sciences ballot

Mr. Welters appears to believe that shareholder proposals do not deserve a fair chance at Gilead Sciences. The Gilead Sciences ballot suggests that the shareholder proposals will not be presented at the annual meeting. This is like sending a message to shareholders to ignore the shareholder proposals or to automatically vote against them because voting might purportedly be a waste of time.

This is like having an electioneering phrase on the ballot against a shareholder proposal. There is no disparagement phrase on the ballot for any Gilead Sciences management proposal. To the contrary the overwhelming majority of shareholder proposals are presented.

There is no risk to voting against Mr. Welters because Mr. Welters is unopposed and a vote against Mr. Welters will not prevent his election. And it may send a message that if Mr. Welters receives the most against votes of any Gilead Sciences director that unfair ballots are not tolerated by shareholders.

These are other companies with such a similar electioneering phrase on their ballots and the names of the chairs of the governance committees:

CF Industries Holdings, Inc. (CF)        Anne Noonan

Ecolab Inc. (ECL)                                 John Zillmer

Illinois Tool Works, Inc. (ITW)            Richard Lenny*

* Indicates a director who received the most against votes at the respective company in 2022.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.